SEC File Number: 0-28602
                                                         CUSIP Number: 742944101

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  / / Form 10-K    / / Form 20-F    / / Form 11-K    /X/ Form 10-Q
              / / Form 10-D    / / Form N-SAR   / / Form N-CSR
              For Period Ended: March 31, 2007
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              / /  Transition Report on Form 10-K
              / /  Transition Report on Form 20-F
              / /  Transition Report on Form 11-K
              / /  Transition Report on Form 10-Q
              / /  Transition Report on Form N-SAR
                   For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

                          Pro Tech Communications, Inc.
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Full Name of Registrant


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Former Name if Applicable

                        375 Bridgeport Avenue, 2nd Floor
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Address of Principal Executive Office (Street and Number)

                                Shelton, CT 06484
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following
             / / the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Form 10-Q for the quarter ended March 31, 2007 by May 15, 2007. The registrant does not expect to file its Form 10-Q on or before May 22, 2007, but intends to file its Form 10-Q as soon thereafter as practicable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Cy E. Hammond                   (203)                          944-9533
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        (Name)                    (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). / / Yes /X/ No

Form 10-Q for the quarter ended September 30, 2006
Form 10-K for the year ended December 31, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant ceased operations related to its non-active noise reduction products in December 2006 and closed its Florida facility. These activities represented a substantial portion of the registrant's net sales, cost of goods sold and selling, general and administrative expenses resulting in substantial decreases for the three months ended March 31, 2007 compared to the same period in 2006.


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                          Pro Tech Communications, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 16, 2007           By: /s/ Cy E. Hammond
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                                  Cy E. Hammond
                                  Senior Vice President, Chief Financial Officer
                                  and Treasurer